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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MENSURA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 PEACHTREE ROAD NW, SUITE 1600
(No. and Street)

ATLANTA (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER S. VAN NORT 404 446-2860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway
Suite 108-381 (Address) Athens (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter S. Van Nort, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MENSURA SECURITIES, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal & CFO

Title

ALEKSANDRA DETTMERING
MY COMMISSION EXPIRES 10-03-2016
NOTARY PUBLIC
FULTON COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MENSURA SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2013
AND INDEPENDENT AUDITORS' REPORT

WJB & Co., P.C.

MENSURA SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Member's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

Supplementary Schedule I - Computation of Net Capital 10

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation 11

SIPC General Assessment Reconciliation Form SIPC-7 13

Independent Auditors' Report on Internal Control 15

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Mensura Securities, LLC
Atlanta, GA

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Mensura Securities, LLC, (the Company) as of December 31, 2013, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mensura Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 24, 2014

WJB & CO., P.C.
1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS:		
Cash	$	74,003
Due from related parties		38,423
Prepaid expenses and other assets		19,167
Total current assets		131,593
FURNITURE AND EQUIPMENT:		
Furniture and equipment		21,108
Less accumulated depreciation		(9,665)
Furniture and equipment - net		11,443
TOTAL	$	143,036

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	25,404
Payroll payable		1,577
Due to related parties		2,744
TOTAL		29,725
MEMBER'S EQUITY		113,311
TOTAL	$	143,036

See Independent Auditors' Report and
Notes to Financial Statements.

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE		
Fee income	$	1,707,500
Reimbursed expense income, net		60,097
Total Revenue	$	1,767,597
OPERATING EXPENSES:		
Compensation and benefits		1,223,492
Travel		71,003
Taxes and licenses		61,057
Legal and professional fees		54,677
Rent		40,200
Meals and entertainment		26,140
Due diligence		24,576
Computer and technology		23,812
Office		13,464
Telephone		8,370
Regulatory fees		8,037
Advertising and promotions		6,725
Insurance		4,937
Depreciation		3,290
Dues and subscriptions		3,155
Bad debt expense		2,592
Other operating expenses		3,560
Total expenses		1,579,087
OTHER INCOME (EXPENSE)		
Interest income		294
Tax refund		42
Charitable contributions		(5)
		331
NET INCOME	$	188,841

See Independent Auditors' Report and
Notes to Financial Statements.

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

MEMBER'S EQUITY, JANUARY 1	$	257,470
Contributions		49,000
Distributions		(382,000)
Net income		188,841
MEMBER'S EQUITY, DECEMBER 31	$	113,311

See Independent Auditors' Report and
Notes to Financial Statements.

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES:		
Net income	$	188,841
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		3,290
Decrease in accounts receivable		39,378
Increase in due from related parties		(38,423)
Increase in prepaids and other current assets		(9,783)
Increase in accounts payable and accrued expenses		(4,521)
Increase in payroll payable		1,257
Increase in due to related party		2,744
Net cash provided by operating activities		182,783
INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(5,742)
Net cash used in investing activities		(5,742)
FINANCING ACTIVITIES:		
Capital contributions from member		49,000
Capital distributions to member		(382,000)
Net cash used in financing activities		(333,000)
NET DECREASE IN CASH		(155,959)
CASH AT BEGINNING OF YEAR		229,962
CASH AT END OF YEAR	$	74,003

See Independent Auditors' Report and
Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Mensura Securities, LLC (the "Company") was formed in the State of Delaware on February 9, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on December 23, 2009. The Company is an independent, mergers and acquisitions advisory firm.

From the Company's formation until October 14, 2010, the Company's sole member was Mensura Holdings, LLC ("Mensura Holdings"). On October 15, 2010, the ownership of the Company was distributed to the members of Mensura Holdings, which simultaneously contributed their ownership in the Company to Asidero Holdings, LLC ("Asidero Holdings", "Member") who became the sole member. The Company's manager is Asidero Holdings, which is managed by Principito Holdings, LLC, which is managed by Alexander Graham. Mensura Holdings and Asidero Holdings are similarly owned and under common management control.

Since the Company is a limited liability company ("LLC"), the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America ("U.S. GAAP") recognized by FASB to be applied by nongovernmental agencies. All of the Codification's content carries the same level of authority. The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. GAAP and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment range from three to seven years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and services related to debt and equity offerings. Fee income is earned upon completion of certain milestones or upon substantial completion of the consulting service or upon successful completion of the engagement. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable. Reimbursed expense income is earned when the related expense is incurred and management determines expense is billable.

Accounts Receivable and Credit Policies

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2013, there was no allowance for doubtful accounts.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Advertising Costs

Advertising costs, if any, are charged to expenses as incurred. Advertising costs were $2,217 during the reporting period and are included within advertising and promotion on the accompanying Statement of Operations.

Concentrations

For the year ended December 31, 2013, the Company received 91% of its revenues from one client.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $44,278, which was $39,278 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 67.13%.

4. COMMITMENTS AND CONTINGENCIES

The Company had an obligation for its office under an operating lease effective October 15, 2010 for a period of three years ending October 15, 2013. The operating lease is continuing on a month to month basis until either a notice of termination or a renewal is completed.

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013, the Company received $27,736 of reimbursed expense income from Mensura Capital, LLC ("Mensura Capital"), a wholly-owned subsidiary of Mensura Holdings, and paid $40,200 in rent to Mensura Holdings for shared office space. These items are included on the accompanying Statement of Operations.

As of December 31, 2013, the Company had receivables totaling $38,423 due from its Member and Mensura Capital. In addition, the Company had payables totaling $1,830 due to Mensura Holdings. These amounts are included on the accompanying Statement of Financial Condition.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

7. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

		SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	113,311
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Due from related parties		(38,423)
Prepaid expenses and other assets		(19,167)
Furniture and equipment - net		(11,443)
NET CAPITAL	$	44,278
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		25,404
Payroll payable		1,577
Due to related parties		2,744
TOTAL AGGREGATE INDEBTEDNESS	$	29,725
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital		39,278
Excess net capital at 120 percent		38,278
Percentage of aggregate indebtedness to net capital		67.13%

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013)

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2013.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Member
Mensura Securities, LLC
Atlanta, GA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 13 and 14 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Mensura Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no material differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

WJB & Co., P.C.

Athens, Georgia
February 24, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068210 FINRA DEC
MENSURA SECURITIES LLC 13*13
3060 PEACHTREE RD NW STE 1600
ATLANTA GA 30305-2259

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Peter S. Van Nort 404.939.9099

2. A. General Assessment (item 2e from page 2) $ 4,269

B. Less payment made with SIPC-6 filed (exclude interest) (4,238)
7/26/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 31

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 31

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 31

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mensura Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of February, 20 14.

Principal & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,747,890
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Billed reimbursable expenses & money market interest (Deductions in excess of $100,000 require documentation)	(60,390)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(60,390)
2d. SIPC Net Operating Revenues	$ 1,707,500
2e. General Assessment @ .0025	$ 4,269
	(to page 1, line 2.A.)

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member
Mensura Securities, LLC
Atlanta, GA

In planning and performing our audit of the financial statements and supplementary schedule of Mensura Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2013 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Athens, Georgia
February 24, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM